Filed pursuant to 424(b)(3)
Registration No. 333-268977

PROSPECTUS SUPPLEMENT DATED APRIL 7, 2023

This prospectus supplement updates and supplements the information contained in the proxy statement/prospectus/information statement dated March 8, 2023, as supplemented by the prospectus supplement filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2023 (together, the “Prospectus”). Vallon Pharmaceuticals, Inc. (“Vallon”) has also filed a registration statement on Form S-4 (File No. 333-268977) (the “Registration Statement”). The Prospectus and Registration Statement relate to an offering of securities of Vallon to stockholders of GRI Bio, Inc. (“GRI”) in connection with the proposed merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Vallon will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon.
This prospectus supplement is not complete without the Prospectus and should be read in conjunction with the Prospectus.
Before you invest, you should read the Prospectus and the Registration Statement and other documents Vallon has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Defined terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete.
SUPPLEMENT TO PROSPECTUS
This supplemental information should be read in conjunction with the Prospectus, which should be read in its entirety.
PROPOSAL NO. 2: APPROVAL OF REVERSE STOCK SPLIT
Proposal No. 2 in the Prospectus is a proposal for Vallon’s stockholders to approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split (the “Reverse Split”) of Vallon Common Stock at a ratio within the range not less than 1-for-15 and not greater than 1-for-40 (with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by the Vallon Board).
Vallon is filing this prospectus supplement to clarify that Proposal No. 2 is not contingent on approval or consummation of the Merger. Rather, it is and has been the Vallon Board’s intention to implement the Reverse Split, regardless of whether the Merger is approved or consummated. Accordingly, if Proposal No. 2 is approved by the affirmative vote of holders of a majority of Vallon’s common stock outstanding as of the record date for the Vallon virtual special meeting, Vallon will effectuate the Reverse Split regardless of whether the Merger is approved or consummated.
On April 5, 2023, Vallon received additional guidance from the New York Stock Exchange that Proposal No. 2 would be treated as “routine”. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Accordingly, a Vallon stockholder’s broker or nominee may now vote the stockholder’s shares on Proposal No. 2 even in the absence of the stockholder’s instruction.
Stockholders who have already submitted their proxy or provided proxy instructions on Proposal No. 2 and wish to change their vote may do so by following the instructions detailed in the Prospectus. Vallon intends to hold and then adjourn the virtual special meeting scheduled for April 12, 2023 to a later date, to provide stockholders with additional time to consider Proposal No. 2.
All references in the Prospectus to Proposal No. 2 and the Reverse Split are hereby updated accordingly, as applicable.